Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Stillwater Mining Company:

We consent to the incorporation by reference in the registration statement on Form S-8 of Stillwater Mining Company of our reports dated February 27, 2013, with respect to the consolidated balance sheets of Stillwater Mining Company as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Stillwater Mining Company.

/s/ KPMG LLP

Billings, Montana

November 18, 2013